

13000431



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/18/13

March 7, 2013

Rick E. Hansen
Chevron Corporation
rhansen@chevron.com

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 3/7/13

Re: Chevron Corporation
Incoming letter dated January 18, 2013

Dear Mr. Hansen:

This is in response to your letter dated January 18, 2013 concerning the shareholder proposal submitted to Chevron by Eric C. Rehm and the Amy Flanagan Trust. We also have received a letter on the proponents' behalf dated February 22, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Bruce T. Herbert
Investor Voice, SPC
team@investorvoice.net

March 7, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 18, 2012

The proposal asks the board of directors to take the steps necessary (to the fullest extent permitted by law) unilaterally to amend the company bylaws and appropriate governing documents to give holders of 10% of outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareholders meeting.

We are unable to concur in your view that Chevron may exclude the supporting statement under rule 14a-8(i)(3). We are unable to conclude that the supporting statement is irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, we do not believe that Chevron may omit the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Investor Voice, SPC
2212 Queen Anne Ave N, #406
Seattle, WA 98109
(206) 522-1944

VIA ELECTRONIC DELIVERY
<ShareholderProposals@sec.gov>

Friday, February 22, 2013

Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, DC 20549

Re: Chevron Corporation No-Action Request

Ladies and Gentlemen:

Chevron Corporation ("Chevron" or "Company"), by letter dated January 18, 2013 (received by Investor Voice on January 23, 2013), submitted a request for a no-action letter under SEC Rule 14a-8. This was in regard to a shareholder proposal submitted by Investor Voice, SPC on behalf of Eric C. Rehm, via letter dated December 12, 2012.

BACKGROUND & CONTEXT:

In its no-action request Chevron made two key assertions, neither of which is supported by fact.

In the first instance (addressed in items [**1a**] and [**1b**] below), Chevron alleged that: **(a)** the Proposal's Supporting Statement "is irrelevant to the subject matter of the proposal," and that: **(b)** "there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote."

In the second instance (addressed in item [**2**] below), Chevron claimed that a 33% reduction in the share threshold needed to call a special meeting (from 15% to 10%) was so insignificant as to be equivalent and that, essentially, "shareholders already have" the right sought by the Proposal.

We will address these two erroneous assertions in order; but first wish to place this no-action response into its appropriate context:

- A Proposal on this same topic was presented last year – it received a 30.8% shareholder vote, as well as a FOR recommendation from Institutional Shareholder Services (ISS).
- Chevron neither objected nor filed a no-action request last year. In fact, neither last year nor this year has the Company objected to the factual accuracy of any element of the Proposal.

- Chevron is currently in the process of harassing shareholders – via subpoenas and a lawsuit – in a bid described by many as stifling shareholder speech (see press links below). The shareholders currently being sued have raised questions regarding the $19 billion financial impact of the same Ecuadorian lawsuit that is referenced by this proposal – which Chevron represents as being outdated or irrelevant.

[1a]
THE SUPPORTING STATEMENT IS RELEVANT TO THE PROPOSAL:

The Proposal states: "Special meetings allow shareowners to consider important matters which may arise between annual meetings." It also states that "concerns have risen" since last year's meeting. The Supporting Statement goes on to discuss a selection of matters of concern that constitute (because of the magnitude of their potential for negative impact) very serious threats to shareholder value. It is clear that these concerns are exceedingly current – resulting from a long string of Company actions that lead up to today – and therefore constitute valid, current, and relevant reasons for the Proposal to again be put before shareholders.

When shareholders have legitimate concern over management actions like these, which have led to such tremendously large liabilities, requesting a reasonable threshold to be able to call a special meeting represents is a fundamentally logical response.

Chevron refers (7 times in the no-action request) to events and actions "dating back to 2001." But the fact is that shareholder concerns arose – and continue to arise on an ongoing basis – because of Chevron's continuing and current actions in regard to these matters. Chevron has been disingenuous in its presentation to the SEC because it well knows that these matters are ongoing – in fact, the Company is currently engaged in an unprecedented campaign of shareholder intimidation regarding these very issues.

The following press coverage demonstrates both the currency and the relevancy of these issues in relation to the Proposal's request for a 10% threshold:

Chevron Aims at an Activist Shareholder – New York Times
http://www.nytimes.com/2012/12/09/business/chevron-takes-aim-at-an-activist-shareholder.html?_r=0

Chevron Attacks Shareholders (Again!)
http://www.fool.com/investing/general/2012/12/14/chevron-attacks-shareholders-again.aspx

Chevron Hits Sustainable Investors with Subpoenas over Ecuador
http://www.socialfunds.com/news/print.cgi?sfArticleId=3706

Chevron is further aware that since May, 2012 (in the last nine months), $15 billion of Chevron assets in four countries are now the subject of seizure actions, and $2 billion more of Company assets in Argentina have already been frozen and are thus unavailable to the company or its subsidiaries. It is, therefore, shockingly misleading for Chevron to suggest that the issues detailed in the Proposal's Supporting Statement are things of the past.

A sampling of the negative press coverage (the most recent just 9 days ago) clearly demonstrates otherwise:

February 13, 2013 (Financial Times)
Chevron hit by Argentine legal quagmire
http://www.ft.com/intl/cms/s/0/364e2f30-751d-11e2-8bc7-00144feabdc0.html#axzz2KoHYXJDR

November 29, 2012 (Fox News)
Chevron says Argentina future clouded by seizure of assets for $19 billion Ecuador judgment
http://www.foxnews.com/world/2012/11/29/chevron-says-argentina-future-clouded-by-seizure-assets-for-1-billion-ecuador/

November 7, 2012 (The BBC)
Argentina 'freezes Chevron assets' over Ecuador damage
http://www.bbc.co.uk/news/world-latin-america-20246295

May 31, 2012 (BusinessWeek)
Chevron-Ecuador Fight Comes to Canada
http://www.businessweek.com/articles/2012-05-31/chevron-ecuador-fight-comes-to-canada

May 30, 2012 (The Wall Street Journal)
Chevron Sued in Canada by Amazon Residents
http://online.wsj.com/article/SB10001424052702304821304577436900412330814.html

Lowering to a reasonable level the share threshold by which shareholders may call for a special meeting (to 10% from its current, artificially high, 15% level) is a clear and obvious method to allow shareowners to express legitimate concern about management's actions and judgment.

The reasons for shareholders to be concerned about management decisions and actions are then detailed in the Proposal. It should be reiterated that neither last year nor this year has Chevron challenged the veracity of any statement in the resolution.

For these reasons the Supporting Statement is clearly relevant to the request made in the Proposal.

[1b]
A REASONABLE SHAREHOLDER WOULD BE CLEAR ON THE MATTER BEING CONSIDERED:

It is evident that a reasonable person would be able to grasp the relationship between a series of management missteps or concerning actions, and the Proposal's desire to reduce the artificially high share threshold for being able to voice concern.

In fact, the relevance and reasonableness of the Proposal and its Supporting Statement have already been demonstrated – by the fact that shareholders last year gave the Proposal a 30.8% vote. This represents approximately $60 billion in market value of stock.

As well, the comprehensibility and reasonableness of the Proposal was amply demonstrated when it received the vote recommendation of proxy advisory firm Institutional Shareholder Services (ISS), which wrote: "The lowering of the special meeting threshold and removal of the current restrictions would enhance the company's governance and shareholders' rights."

It is clear that Chevron's owners as well as industry analysts reviewed the Proposal, understood its relevance, and voted in significant numbers to support it – all based on a very clear understanding of the Proposal, its meaning, and the important value it represents to shareholders.

---

[2]
SHAREHOLDERS DO NOT "ALREADY HAVE THE RIGHT" SOUGHT BY THE PROPOSAL:

Chevron would have the Commission believe that because the Proposal "would only decrease the Company's existing special meeting threshold from 15% to 10% of outstanding shares," that the Proposal is thus "unfounded and misleading because Chevron's stockholders already have that right."

While there is an existing right, its qualification threshold is arbitrarily high and is damaging to shareholder interest. This is especially so in light of a long series of Company missteps that have established remarkably high liabilities for shareholders, and Chevron's current legal attacks on shareholders who seek to raise legitimate concerns.

With approximately 1.96 billion Chevron shares outstanding, the Proposal's request for a 10% threshold (instead of 15%) represents a nearly 100 million share difference (which is roughly $11.5 billion in market value).

It begs credulity, therefore, for Chevron to assert that there is no difference between existing policy and the Proposal's request.

IN CLOSING

For the reasons outlined above:

- That the Company's no-action request is not supported by fact,
- That its actions – up to the current day – have established and continue to create serious financial liability for shareholders

... we respectfully request that the Commission reject Chevron's no-action request, and allow Chevron shareowners to again vote on the important and timely governance matter raised by the Proposal.

We wish to thank the Staff for its consideration of this matter, and would be pleased to answer questions or discuss any aspect of this submission.

Sincerely,



Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Mr. Rick E. Hansen, Assistant Secretary and Supervising Counsel, Chevron Corporation



Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

January 18, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of Eric C. Rehm and the Amy Flanagan Trust
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Chevron Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") the supporting statement that accompanied a stockholder proposal (the "Proposal") received from Mr. Bruce T. Herbert of Investor Voice, on behalf of Eric C. Rehm, with co-filer Zevin Asset Management, LLC, on behalf of the Amy Flanagan Trust (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareowners ask the Board of Directors to take the steps necessary (to the fullest extent permitted by law) unilaterally to amend Company bylaws and appropriate governing documents to give holders of 10% of outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowners meeting.
>
> To the fullest extent permitted by law, such bylaw text regarding calling a special meeting will not contain any exception or exclusion conditions that apply only to shareowners but not to management or the Board.
>
> Special meetings allow shareowners to consider important matters which may arise between annual meetings. This proposal does not affect the Board's current power to call a special meeting.
>
> This proposal topic garnered 30.8% support last year, and concerns have risen since then.

The Proposal then includes a supporting statement (the "Supporting Statement") that consists of nine paragraphs, eight of which are devoted exclusively to Chevron's management regarding litigation arising out of events dating back to 2001. A copy of the Proposal, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Supporting Statement may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Supporting Statement is materially false and misleading in violation of Rule 14a-9, specifically it is irrelevant to the subject matter of the Proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote.

ANALYSIS

The Supporting Statement May Be Excluded Under Rule 14a 8(i)(3) Because It Is Irrelevant To The Proposal, Thereby Making It False and Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion or revision of a stockholder proposal or supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements). In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff clarified its views regarding when exclusion or modification of a stockholder proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. Specifically, exclusion or modification is appropriate when, among other things, "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." SLB 14B.

As a result, the Staff concurred with the exclusion under Rule 14a-8(i)(3) of a supporting statement in *General Motors Corp.* (avail. Feb. 25, 2004) where the proposal concerned executive compensation and the supporting statement discussed the voting choices given to stockholders in director elections. *See also Bank of America Corp.* (avail. Jan. 12, 2007) (permitting exclusion of the "Reasons" portion of the supporting statement as materially false or misleading under Rule 14a-9 where it concerned subjects other than the proposal's request regarding future company investments); *IDACORP Inc.* (avail. Dec. 12, 2003) (permitting exclusion of the entire supporting statement discussing various subjects as irrelevant to a proposal regarding charitable donations); *Sara Lee Corp.* (avail. Apr. 1, 2003) (permitting exclusion of the entire supporting statement discussing various subjects, including Maryland's denial of civil rights, as irrelevant to a proposal regarding charitable donations). *See also Bob Evans Farms, Inc.* (avail. Jun. 26, 2006) (permitting exclusion of portions of a supporting statement that listed the five largest stockholders of the company as irrelevant to a proposal on declassifying the company's board of directors); *Exxon Mobil Corp.* (avail. Mar. 27, 2002) (permitting exclusion of portions of the supporting statement discussing global warming as irrelevant to a proposal on executive compensation); *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999) (permitting exclusion of a proposal unless revised by the proponent to delete discussion of a *Wall Street Journal* article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter).

While the Staff has established a high standard for exclusion of stockholder proposal supporting statements under Rule 14a-8(i)(3) in recent years, we believe that the Supporting Statement meets this standard and accordingly should be excluded. Specifically, we believe that the Supporting Statement is materially false and misleading in violation of Rule 14a-9, specifically it is irrelevant to the subject matter of the Proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote.

The Proposal asks that the Board take the steps necessary to amend the Company's governing documents to allow holders of 10% of the Company's outstanding shares to call special meetings of stockholders. In contrast, the Supporting Statement consists of nine paragraphs, eight of which are devoted exclusively to the Company's management regarding litigation arising out of events dating back to 2001. The Supporting Statement focuses entirely on the Proponents' view that "management has mishandled several issues that may result in liability." The Supporting Statement then recounts in a critical manner Company actions dating back to 2001 related to the acquisition of Texaco in 2001 and a civil lawsuit before the Superior Court of Nueva Loja in Lago Agrio, Ecuador in which the Company is a defendant. The Supporting Statement also criticizes the Company's "judgment" "[i]n failing to negotiate a reasonable settlement" of that litigation, which the Company believes lacks legal and factual merit.

The discussion of the Proponents' concerns with the Company's management and how it handles litigation is wholly unrelated to the Proposal's subject matter, the ability of holders of 10% of the Company's outstanding shares to call special meetings of stockholders. The express language of the Proposal and the Supporting Statement reflect this fact. For example, the first eight paragraphs of the Supporting Statement include a series of criticisms of the Company's management but fail to provide any context whatsoever as to how those criticisms relate to the Proponents' request that holders of 10% of the Company's outstanding shares be able to call special meetings. While the ninth paragraph of the Supporting Statement references special meetings, it states in summary fashion that "Chevron shareowners face critical issues. Please vote FOR this common-sense corporate governance reform to allow special meetings as needed." Even this paragraph in the Supporting Statement is irrelevant to the Proposal, since implementation of the Proposal would only decrease the Company's existing special meeting threshold from 15% to 10% of outstanding shares.[1] Thus, this suggestion in the Supporting Statement that the Proposal is needed "to allow special meetings" is unfounded and misleading because Chevron's stockholders already have that right. Finally, there is no obvious logical connection between the Proposal (regarding the threshold for stockholders to call special meetings) and the Supporting Statement's criticisms of management actions dating back to 2001. While the Proposal asserts that "[s]pecial meetings allow shareowners to consider important matters which may arise between annual meetings," the Supporting Statement

[1] Article IV, Section 1 of the Company's By-Laws currently states that a special meeting will be called upon the request of stockholders owning 15% of the outstanding shares of the Company's common stock.

concerns actions by the Company's management dating back to October 2001, and since then the Company has held eleven annual meetings of stockholders at which "shareowners [could] consider important matters."

For these reasons, we believe that the Supporting Statement is wholly unrelated and irrelevant to the subject matter of the Proposal like the proposal and supporting statement in *General Motors Corp.* and the other precedent discussed above. Moreover, we believe that inclusion of the Supporting Statement in the 2013 Proxy Materials would cause a reasonable shareholder to be uncertain as to the matter on which she is being asked to vote since the Supporting Statement attempts to transform a corporate governance request into a referendum on how the Company's management has handled unrelated actions dating back to 2001. Thus, we believe that the Supporting Statement is excludable under Rule 14a-8(i)(3) because inclusion of the Supporting Statement in the 2013 Proxy Materials would be materially false and misleading in violation of Rule 14a-9.

CONCLUSION

For these reasons, we respectfully request that the Staff concur that it will take no action if the Company excludes the Supporting Statement from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (925) 549-1559 or at rhansen@chevron.com, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287 or at eising@gibsondunn.com.

Sincerely,



Rick Hansen

Enclosures

cc: Bruce T. Herbert, Investor Voice
Sonia Kowal, Zevin Asset Management, LLC

EXHIBIT A


INVESTOR
VOICE

2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109
(206) 522-1944

VIA OVERNIGHT DELIVERY

Wednesday, December 12, 2012

Lydia I. Beebe
Corporate Secretary & Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Filing of Shareholder Proposal on Special Meeting

Dear Ms. Beebe:

Investor Voice, on behalf of clients, reviews the financial, social, and governance implications of the policies and practices of public corporations. In so doing, we seek win-win outcomes that create higher levels of economic, social, and environmental wellbeing – for the benefit of investors and companies alike.

There appear to be oversights or omissions in regard to Chevron's public reporting on issues that may create material liability for our Company's operations, which is a circumstance that could disadvantage shareholders. On general principal, and for this reason in particular, we feel the ability of shareholders to call (at a reasonable threshold) for a special meeting would be a valuable addition to our company's corporate governance structure.

Therefore, on behalf of Eric C. Rehm (authorization attached), please find the enclosed resolution that we submit for consideration and action by stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that "*Investor Voice*" is the sponsor of this resolution.

Eric Rehm is the beneficial owner of 43 shares of common stock entitled to be voted at the next stockholder meeting (supporting documentation available upon request), which have been continuously held since December of 2005. In accordance with SEC rules, it is the client's intention (statement attached) to continue to hold a requisite quantity of shares in the Company through the date of the next annual meeting of stockholders; and (if required) a representative of the filer will attend the meeting to move the resolution.

There is ample time between now and the proxy printing deadline to discuss the issue, and we would welcome a discussion of your current thinking in regard to this good governance proposal. In that regard, we note that at the 2012 annual meeting this proposal attracted the support of 30.8% of shareowners – which represents more than 429 million shares, or roughly $45 billion in market value.

We hope that a meeting of the minds can result in steps being taken that will allow the proposal to be withdrawn. Toward that end, you may contact us via the address and phone listed above

Many thanks. We look forward to hearing from you and having a robust discussion of this important governance topic.

Sincerely,



Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc: Eric C. Rehm
Interfaith Center on Corporate Responsibility

enc: Shareholder Proposal Regarding Special Meeting
Letter of Authorization for Investor Voice
Letter of Intent to Hold Shares

Chevron 2011-2012 – Special Meeting Proposal
(Corner-notes for identification only, not intended for publication)

RESOLVED: Shareowners ask the Board of Directors to take the steps necessary (to the fullest extent permitted by law) unilaterally to amend Company bylaws and appropriate governing documents to give holders of 10% of outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowners meeting.

To the fullest extent permitted by law, such bylaw text regarding calling a special meeting will not contain any exception or exclusion conditions that apply only to shareowners but not to management or the Board.

Special meetings allow shareowners to consider important matters which may arise between annual meetings. This proposal does not affect the Board's current power to call a special meeting.

This proposal garnered 30.8% support last year, and concerns have risen since then.

As long-term shareholders of Chevron, we believe that management has mishandled several issues in ways that may result in liability.

When Chevron acquired Texaco in 2001, it acquired significant legal, financial, and reputational liabilities. This became obvious in February 2011 when – after nearly 18 years of litigation over liability for alleged oil contamination resulting from operations by Texaco – an Ecuadorian court found Chevron liable for over $18 billion in compensatory and punitive damages.

In sworn legal statements, Chevron has admitted that the company is at risk of "irreparable injury to [its] business reputation and business relationships" from potential enforcement of the Ecuadorian court judgment; however, the company has failed to characterize these risks in its public filings and statements to shareholders.

Due to pending litigation, Chevron now faces the possibility of being forced to hand over its reported $12 billion in Canadian assets.

A judge in Argentina has frozen Chevron assets in that country until the damages in the Ecuador case are paid in full. The company itself admits, "The judicial embargo compromises Chevron's capacity to operate and reinvest given that the order affects more than 90% of its income through crude sales."

In failing to negotiate a reasonable settlement before the Ecuadorian court's ruling against the Company, it appears that Chevron has displayed poor judgment. That has led shareholders to question whether Chevron's leadership can properly manage the financial and operational risks it faces.

There may be substantial liabilities in other Chevron operations. In Myanmar, the IMF found that the Myanmar government kept billions of dollars of revenues from its partnership with Chevron from being entered into the national budget. These funds may have landed in private accounts of individuals whom the US Government has in the past suspected of crimes against humanity. Shareholders wonder: has management properly weighed the risks of its partnership with the Myanmar regime?

The current CEO oversaw the Chevron mergers with Texaco in 2001 and Unocal in 2005, and the range of possible liabilities involved has not been adequately disclosed to shareholders.

Chevron shareowners face critical issues. Please vote FOR this common-sense corporate governance reform to allow special meetings as needed.

~~~
~~~

12/15/2011

Re: Appointment of Investor Voice

To Whom It May Concern:

By this letter I/we hereby authorize and appoint Investor Voice (and/or any of its agents), to represent me/us for the securities that I/we hold in all matters relating to shareholder engagement – including (but not limited to) proxy voting; the submission, negotiation, and withdrawal of shareholder proposals; and attending and presenting at shareholder meetings.

This authorization and appointment is intended to be forward-looking as well as retroactive.

Sincerely,



Eric C. Rehm



Mary P. Geary

Eric C. Rehm
Mary P. Geary

c/o Bruce T. Herbert
Investor Voice
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109

Wednesday, November 28, 2012

Re: Intent to Hold Shares

To Whom It May Concern:

By this letter I/we hereby express my/our intent to hold a sufficient value of stock (as defined within SEC Rule 14a-8) from the time of filing a shareholder proposal through the date of the subsequent annual meeting of shareholders.

This statement acknowledges my/our responsibility under SEC rules, and applies to the shares of any company that I/we own at which a shareholder proposal is filed (whether directly or on my/our behalf).

This Statement of Intent is intended to be durable, and forward-looking as well as retroactive.

Sincerely,


Eric C. Rehm


Mary P. Geary

Eric C. Rehm
Mary P. Geary
c/o Bruce T. Herbert
Investor Voice
2206 Queen Anne Ave N, Suite 402
Seattle, WA 98109



Rick E. Hansen
Assistant Secretary and
Supervising Counsel

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road,
T3184
San Ramon, CA 94583
Tel 925-842-2778
Fax 925-842-2846
rhansen@chevron.com

VIA EXPRESS MAIL

December 13, 2012

Mr. Bruce T. Herbert
Investor Voice
2206 Queen Anne Avenue North
Suite 402
Seattle, WA 98109

Re: Stockholder Proposal

Dear Mr. Herbert,

We have received your letter and enclosures dated December 12, 2012, on behalf of Eric C. Rehm submitting a stockholder proposal for inclusion in Chevron's proxy statement and proxy for its 2013 annual meeting of stockholders. Mr. Rehm has requested that we direct any questions concerning the proposal to you. I write to provide notice of certain defects in your submission, specifically the proof of ownership of Chevron stock.

Pursuant to Exchange Act Rule 14a-8(b), to be eligible to submit a proposal, a proponent must be a Chevron stockholder, either as a registered holder or as a beneficial holder (i.e., a street name holder), and must have continuously held at least $2,000 in market value or 1% of Chevron's shares entitled to be voted on the proposal at the annual meeting, for at least one year by the date the proposal is submitted. Chevron's stock records for its registered holders do not indicate that Mr. Rehm is a registered holder. Exchange Act Rule 14a-8(b)(2) provides that proponents who are not registered holders must prove their share position and eligibility by submitting to Chevron either:

1. a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time the proponent submitted the proposal, the proponent continuously held the required value or number of shares continuously for at least one year as of the date the proposal is submitted; or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the required value or number of shares as of or before the date on which the one-year eligibility period begins and any subsequent amendments reporting a change in ownership level, along with a written statement that the proponent has owned the required value or number of shares continuously for at least one year as of the date the proposal is submitted.

Regarding the required proof of Mr. Rehm's share position, your letter indicates that Mr. Rehm "is the beneficial owner of 43 shares of common stock entitled to be voted at the next stockholder meeting" and that "supporting documentation [is] available upon request." By this letter, I am requesting that you provide to us that "supporting documentation." In this regard, I direct your attention to the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14 (at subsection C(1)(c)(1)-(2)), which indicates that, for purposes of Exchange Act Rule 14a-8(b)(2), written statements verifying ownership of shares "must be from the record holder of the shareholder's securities, which is usually a broker or bank." Further, the Division of Corporation Finance has more recently taken the position that, also for purposes of Exchange Act Rule 14a-8(b)(2), only Depository Trust Company ("DTC") participants or affiliates of DTC participants "should be viewed as 'record' holders of securities that are deposited at DTC." (Staff Legal Bulletin No. 14F at B(3) and No. 14G at B(1)-(2)). (Copies of these and other Staff Legal Bulletins containing useful information for proponents when submitting proof of ownership to companies can be found on the SEC's web site at: http://www.sec.gov/interps/legal.shtml.)

Consistent with the above, please provide to us a written statement from the DTC-participant record holder of Mr. Rehm's Chevron shares verifying that (a) the DTC-participant is the record holder, and (b) at the time the proposal was submitted Mr. Rehm continuously held the required value or number of shares for at least one year.

Your response may be sent by U.S. Postal Service, overnight delivery, email or facsimile to my attention at the address above. Pursuant to SEC Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

A copy of Exchange Act Rule 14a-8 is enclosed for your convenience. Thank you, in advance, for your attention to this matter.

Sincerely yours,



Enclosure


INVESTOR
VOICE

Investor Voice, SPC
2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109
(206) 522-1944

IMPORTANT FAX FOR:

Rick E. Hansen
Assistant Secretary and Supervising Counsel
Chevron Corporation
Tel: 925-842-2778
Fax: 925-842-2846

From:

Bruce T. Herbert
Tel: 206-522-1944
Fax: 678-506-6510

Date: 12/27/2012 **3 page(s), including cover**

Memo:

Re: Verification of Shares for Eric C. Rehm

Please see the attached materials regarding the *Letter of Verification* for Eric C. Rehm, in response to Mr. Hansen's 12/13/2012 letter.


INVESTOR
VOICE

Investor Voice, SPC
2206 Queen Anne Ave N
Suite 402
Seattle, WA 98109
(206) 522-1944

VIA FACSIMILE (to 925-842-2846)

Thursday, December 27, 2012

Rick E. Hansen
Assistant Secretary and Supervising Counsel
Chevron Corporation
6001 Bollinger Canyon Road, T3184
San Ramon, CA 94583

Re: Shareholder Proposal Regarding Vote-Counting

Dear Mr. Hansen,

We received on December 14, 2012 your letter dated December 13, 2012 which requested verification of shareholding for Eric C. Rehm, in regard to a shareholder proposal which was filed via letter dated 12/12/2012.

Attached is a letter from the custodian that verifies that the shares have been continuously held since 12/12/2005. This should fulfill the requirements of SEC Rule 14a-8 in their entirety – please inform us in a timely way should you feel otherwise.

The shareholder requests that you direct all correspondence related to this matter to the attention of Investor Voice, at the address listed below or at the e-mail address: team@investorvoice.net

For purposes of clarity and consistency of communication, please commence all e-mail subject lines with your ticker symbol "CVX." (including the period) and we will do the same.

Thank you. As expressed in the 12/12/2012 letter, the ability to call for special meetings, when appropriate, is of importance to all shareholders. We look forward to a substantive discussion of this important corporate governance matter.

Sincerely,

Bruce T. Herbert | AIF
Chief Executive | ACCREDITED INVESTMENT FIDUCIARY

cc Eric C. Rehm


charles SCHWAB
INSTITUTIONAL

10900 NE 4th Street, Suite 2200, Bellevue, WA 98004
Tel (425) 455-5259 Fax (425) 455-5752

December 26, 2012

Re: Verification of Chevron Corporation shares for Eric C. Rehm, Inherited IRA

To Whom It May Concern:

This letter is to verify that as-of the above date Eric C. Rehm, Inherited IRA has continuously owned 43 shares of Chevron Corporation common stock since 12/12/2005.

Charles Schwab Advisor Services serves as the custodian and/or record holder of these shares.

Sincerely,

John Moskowitz

John Moskowitz
Relationship Manager
Schwab Advisor Services Northwest

DTC #0164

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 12, 2012

Sent via email to corpgov@chevron.com

Ms. Lydia Beebe
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Re: Shareholder Proposal for 2013 Annual Meeting

Dear Ms. Beebe:

Enclosed please find our letter co-filing the special shareholder meetings proposal to be included in the proxy statement of Chevron (the "Company") for its 2013 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. Zevin Asset Management holds, on behalf of our clients, 9682 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, the Amy Flanagan Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 150 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2013 annual meeting of stockholders.

Zevin Asset Management is a co- filer for this proposal, the lead filer being Investor Voice. A representative of the filer will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,



Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Chevron 2011-2012 – Special Meeting Proposal
(Corner-notes for identification only, not intended for publication)

RESOLVED: Shareowners ask the Board of Directors to take the steps necessary (to the fullest extent permitted by law) unilaterally to amend Company bylaws and appropriate governing documents to give holders of 10% of outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowners meeting.

To the fullest extent permitted by law, such bylaw text regarding calling a special meeting will not contain any exception or exclusion conditions that apply only to shareowners but not to management or the Board.

Special meetings allow shareowners to consider important matters which may arise between annual meetings. This proposal does not affect the Board's current power to call a special meeting.

This proposal garnered 30.8% support last year, and concerns have risen since then.

As long-term shareholders of Chevron, we believe that management has mishandled several issues in ways that may result in liability.

When Chevron acquired Texaco in 2001, it acquired significant legal, financial, and reputational liabilities. This became obvious in February 2011 when – after nearly 18 years of litigation over liability for alleged oil contamination resulting from operations by Texaco – an Ecuadorian court found Chevron liable for over $18 billion in compensatory and punitive damages.

In sworn legal statements, Chevron has admitted that the company is at risk of "irreparable injury to [its] business reputation and business relationships" from potential enforcement of the Ecuadorian court judgment; however, the company has failed to characterize these risks in its public filings and statements to shareholders.

Due to pending litigation, Chevron now faces the possibility of being forced to hand over its reported $12 billion in Canadian assets.

A judge in Argentina has frozen Chevron assets in that country until the damages in the Ecuador case are paid in full. The company itself admits, "The judicial embargo compromises Chevron's capacity to operate and reinvest given that the order affects more than 90% of its income through crude sales."

In failing to negotiate a reasonable settlement before the Ecuadorian court's ruling against the Company, it appears that Chevron has displayed poor judgment. That has led shareholders to question whether Chevron's leadership can properly manage the financial and operational risks it faces.

There may be substantial liabilities in other Chevron operations. In Myanmar, the IMF found that the Myanmar government kept billions of dollars of revenues from its partnership with Chevron from being entered into the national budget. These funds may have landed in private accounts of individuals whom the US Government has in the past suspected of crimes against humanity. Shareholders wonder: has management properly weighed the risks of its partnership with the Myanmar regime?

The current CEO oversaw the Chevron mergers with Texaco in 2001 and Unocal in 2005, and the range of possible liabilities involved has not been adequately disclosed to shareholders.

Chevron shareowners face critical issues. Please vote FOR this common-sense corporate governance reform to allow special meetings as needed.

~ ~ ~

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 12, 2012

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services custodial proof of ownership statement of Chevron from the Amy Flanagan Trust. Zevin Asset Management, LLC is the investment advisor to the Amy Flanagan Trust and co-filed a share holder resolution on the Amy Flanagan Trust's behalf.

This letter serves as confirmation that the Amy Flanagan Trust is the beneficial owner of the above referenced stock.

Sincerely,



Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com



UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 12, 2012

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 150 shares of common stock in Chevron (CVX) owned by the Amy Flanagan Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of CVX and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the Amy Flanagan Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the Amy Flanagan Trust and is planning to co-file a share holder resolution on the Amy Flanagan Trust's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kotton
Senior Vice President/Investments